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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

J. Alexander’s Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
466096104
(CUSIP Number)
E. Townes Duncan
Solidus Company, L.P.
3401 West End Avenue, Suite 685
Nashville, Tennessee 37203
(615) 250-1620
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 24, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	466096104	Page	1	of	10

1	NAMES OF REPORTING PERSONS: E. Townes Duncan

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		20,760 shares of Common Stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,763,146 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		20,760 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER:

1,763,146 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,783,906 shares of Common Stock, consisting of 20,760 shares of Common Stock held directly, which includes 8,000 shares issuable upon exercise of certain options held by Mr. Duncan, and 1,763,146 shares of Common Stock held indirectly.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	466096104	Page	2	of	10

1	NAMES OF REPORTING PERSONS: Solidus Company, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-8776736

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

7	SOLE VOTING POWER:

NUMBER OF	0 shares of Common Stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	1,758,246 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	0 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER:

1,758,246 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,758,246 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑
Excludes shares beneficially owned by E. Townes Duncan (the CEO of the general partner of Solidus Company, L.P.), personally, either directly or indirectly through his wife, as custodian for minor children or trusts for the benefit of his children.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.60%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

Item 1. Security and Issuer.
     This statement relates to the common stock, $0.05 par value per share (“Common Stock”), issued by J. Alexander’s Corporation (the “Company” or the “Issuer”) whose principal executive offices are located at 3401 West End Avenue, Suite 260, Nashville, Tennessee 37202.
Item 2. Identity and Background.
E. Townes Duncan:
(a)	The name of the person filing this statement is E. Townes Duncan (“Mr. Duncan”), with respect to shares of Common Stock of the Company.
(b)	The business address of Mr. Duncan is 3401 West End Avenue, Suite 685, Nashville, Tennessee 37203.
(c)	The principal occupation of Mr. Duncan is Chief Executive Officer of Solidus General Partner, LLC, the general partner of Solidus Company, L.P. Solidus Company, L.P. is a private investment firm. The address of Solidus General Partner, LLC is 3401 West End Avenue, Suite 685, Nashville, Tennessee 37203.

(d)	During the last five years, Mr. Duncan has not been convicted in a criminal proceeding.
(e)	During the last five years, Mr. Duncan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Duncan is a United States citizen.
Solidus Company, L.P.:
     Solidus Company, L.P. (“Solidus”) is a limited partnership formed under the laws of the State of Tennessee and a successor by merger to Solidus Partners, L.P. and Solidus Company as part of a reorganization. This Amendment No. 5 to Schedule 13D is being filed to reflect the reorganization. The general partner of Solidus is Solidus General Partner, LLC (“Solidus GP”), a member-managed limited liability company formed under the laws of the State of Tennessee. E. Townes Duncan is the Chief Executive Officer and sole member of Solidus GP. Each of Solidus and Solidus GP is a private investment firm with its principal office and business located at 3401 West End Avenue, Suite 685, Nashville, Tennessee 37203. Neither Solidus nor Solidus GP has been convicted in a criminal proceeding or been a party to a civil proceeding described in Schedule 13D Item 2(d) or (e).
Item 3. Source and Amount of Funds or Other Consideration.
Not applicable
Item 4. Purpose of Transaction.
     Each of Mr. Duncan and Solidus holds shares of Common Stock described herein for investment purposes. Each may make additional purchases for investment purposes from time to time. In addition,

Mr. Duncan is a director of the Issuer and may participate in incentive programs available to non-management directors, such as option grants pursuant to the Issuer’s 2004 Equity Incentive Plan.
     On July 31, 2005, Solidus and the Issuer entered into an Amended and Restated Standstill Agreement which provides for the extension, subject to certain conditions, of the existing contractual restrictions on Solidus’s Common Stock until December 1, 2009. The agreement will continue after January 15, 2006, provided that the Issuer pays a cash dividend to shareholders of either $0.025 per share, each quarter, or $0.10 per share, annually. The Amended and Restated Standstill amends and restates, and replaces in its entirety, the Stock Purchase and Standstill Agreement dated as of March 22, 1999.
     The agreement was negotiated and approved on behalf of the Issuer by the Audit Committee of the Board of Directors, which is comprised solely of independent directors, who were advised by independent counsel. The Amended and Restated Standstill Agreement is filed as an exhibit to the Issuer’s Current Report on Form 8-K filed on August 1, 2005.
     Pursuant to the Amended and Restated Standstill Agreement, Solidus agreed that (i) Solidus and its affiliates would not acquire or hold more than 33% of the Issuer’s Common Stock; (ii) Solidus and its affiliates would not solicit proxies for a vote of the shareholders of the Issuer; (iii) Solidus and any successor investment partnerships and owners of such entities receiving partnership distributions of Common Stock would not sell the Issuer’s Common Stock, except to the Issuer, a person, entity or group approved by the Issuer or to an affiliate of Solidus; and (iv) the above restrictions on Solidus’ ownership and ability to solicit proxies would terminate in the event of certain tender offers or exchange offers, a notice filing with the Department of Justice relating to the acquisition by a third party of more than 15% of the outstanding Common Stock or with the Securities and Exchange Commission relating to the acquisition by a third party of more than 10% of the outstanding Common Stock, the Issuer’s proposing or approving a merger or other business combination, or a change to a majority of the Issuer’s Board of Directors over a two-year period; provided that Solidus may sell up to 106,000 shares per twelve-month period beginning December 1, 2006. Either Mr. Duncan or Solidus may purchase additional shares of Common Stock subject to the foregoing limitations.
     Except as set forth above, neither Mr. Duncan, Solidus nor Solidus GP has plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
(a)	Mr. Duncan beneficially owns 26.99% of the Issuer’s Common Stock, or 1,783,906 shares of Common Stock, consisting of 20,760 shares of Common Stock held directly, which includes 8,000 shares issuable upon the exercise of stock options, and 1,763,146 shares of Common Stock held indirectly. Mr. Duncan disclaims beneficial ownership of shares of Common Stock held by Solidus in excess of his proportional interest in Solidus. Solidus beneficially owns 26.60% of the Common Stock of the Issuer consisting of 1,758,246 shares of Common Stock held directly.

(b)	Mr. Duncan beneficially owns the following number of shares of Common Stock with:
Sole Voting Power: 20,760 shares of Common Stock
Shared Voting Power: 1,763,146 shares of Common Stock
Sole Dispositive Power: 20,760 shares of Common Stock

Shared Dispositive Power: 1,763,146 shares of Common Stock
     Mr. Duncan shares voting power and dispositive power with respect to 240 shares held by Mr. Duncan’s wife, Ellen Duncan, with respect to 100 shares that Mr. Duncan holds as custodian for his children, and with respect to 4,560 shares held in trusts of which Mrs. Duncan is trustee. Mrs. Duncan is a homemaker. Her residence address is 4337 Sneed Road, Nashville, Tennessee 37215-3215. She has no disclosures pursuant to Item 2(d) or (e). She is a citizen of the United States.
     In addition, Mr. Duncan shares voting power and dispositive power with respect to 1,758,246 shares of Common Stock beneficially owned by Solidus, of which he is the Chief Executive Officer of the general partner of Solidus.
     Solidus beneficially owns the following number of shares of Common Stock with:
Sole Voting Power: 0 shares of Common Stock
Shared Voting Power: 1,758,246 shares of Common Stock
Sole Dispositive Power: 0 shares of Common Stock
Shared Dispositive Power: 1,758,246 shares of Common Stock
(c)	The trading dates, number of shares of Common Stock purchased or sold, the manner in which the transaction was effected, and price per share for all transactions in the Common Stock during the past 60 days by Mr. Duncan are as follows:
(i)	On April 4, 2007, Mr. Duncan contributed 8,000 shares of Common Stock to Solidus Partners, L.P., a predecessor to Solidus Company, L.P., in exchange for a limited partnership interest in Solidus Partners, L.P. The closing price of the Common Stock on April 4, 2007 was $12.60.

(ii)	On April 9, 2007 and as part of a reorganization, Solidus Partners, L.P., of which Solidus Company was the general partner, merged into Solidus Company, L.P. Accordingly, all shares of Common Stock of the Issuer previously owned by Solidus Partners, L.P. are now owned by Solidus Company, L.P. The closing price of the Common Stock on April 9, 2007 was $12.95.

(iii)	On April 24, 2007 and as part of a reorganization, Solidus Company merged into Solidus Company, L.P. Accordingly, all shares of Common Stock of the Issuer previously owned by Solidus Company are now owned by Solidus Company, L.P. The closing price of the Common Stock on April 24, 2007 was $12.71.

(iv)	On May 15, 2007, Mr. Duncan received 1,000 shares of Common Stock upon exercise of a stock option with an exercise price of $8.19 per share.
(d)	Not applicable
(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
              Item 4 is incorporated by reference.
Item 7. Material to be filed as Exhibits.
1. Amended and Restated Standstill Agreement. Incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on August 1, 2005.
2. Joint Filing Agreement of E. Townes Duncan and Solidus Company, L.P.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 17, 2007

/s/ E. Townes Duncan
E. Townes Duncan

EXHIBIT 1
(Amended and Restated Standstill Agreement)
     Incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on August 1, 2005.

EXHIBIT 2
JOINT FILING AGREEMENT
(Pursuant to Rule 13D-1(F))
     In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of J. Alexander’s Corporation, and further agree that this Joint Filing Agreement expressly authorizes E. Townes Duncan to file on such party’s behalf any and all amendments to such Statement. Each such party undertakes to notify E. Townes Duncan of any changes giving rise to an obligation to file an amendment to Schedule 13D and it is understood that in connection with this Statement and all amendments thereto, each such party shall be responsible only for information supplied by such party.
     In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 17th day of May, 2007.

Solidus Company, L.P.
By:	Solidus General Partner, LLC, its general partner

By:	/s/ E. Townes Duncan
	Name:	E. Townes Duncan
	Title:	Chief Executive Officer

/s/ E. Townes Duncan
E. Townes Duncan